[SES LETTERHEAD]

May 8, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Pamela Long

Ms. Era Anagnosti

Ms. Jessica Dickerson

Re:	Synthesis Energy Systems, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed April 30, 2013 File No. 333-187760

Dear Mss. Long, Anagnosti and Dickerson:

This letter is in response to your letter dated May 7, 2013, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “S-3”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, three (3) copies of the amended S-3, as filed today with the Commission, marked to show changes from the S-3.

Prospectus Cover Page

1.	We note the added disclosure on the prospectus cover page in response to comment one of our letter dated April 25, 2013. The $53,622,331 aggregate market value of 13,323,579 outstanding shares of common stock held by non-affiliates, based on the last reported sale price of your common stock as of April 24, 2013, appears to be incorrect. Please revise your disclosure as appropriate.

Response. In response to the Staff’s comment, the Company has corrected the disclosure.

U.S. Securities & Exchange Commission

May 8, 2013

Description of Warrants, page 8

2.	We note that you have removed debt securities from the registration statement. However, in the first sentence of this section, you state that you may issue warrants to purchase debt securities that are registered pursuant to the registration statement. Please remove this reference to debt securities. This comment also applies to the Description of Units section on page 11.

Response. In response to the Staff’s comment, the Company has removed the references to debt securities.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the S-3 effective, it does not foreclose the Commission from taking any action with respect to the S-3, (ii) the action by the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the S-3 and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ Kevin Kelly
Kevin Kelly
Chief Accounting Officer, Controller and Secretary